SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED

PUSUANT TO SECTION 240.13d-2(a)

(Amendment No. 5)*

GOLDEN ENTERTAINMENT, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

381013 10 1

(CUSIP Number)

Lyle Berman

c/o Golden Entertainment, Inc.

130 Cheshire Lane

Minnetonka, MN 55305

(952) 449-7000

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon LLP

90 South 7th Street, Suite 3300

Minneapolis, MN 55402

(612-672-8200)

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

July 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 381013 10 1	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Lyle Berman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,419,475 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 2,419,475 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,475 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.1%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $.01 par value per share (the “Shares”), of Golden Entertainment, Inc., a Minnesota corporation, formerly known as Lakes Entertainment, Inc. (the “Issuer” or “Golden”). The address of Golden’s principal executive office is 6595 S. Jones Blvd., Las Vegas, NV 89118.

Item 2.	Identity and Background.

(a)-(c) Lyle Berman, the person filing this Amendment to Schedule 13D (the “Reporting Person” or “Mr. Berman”), is a director of Golden. His business address is 130 Cheshire Lane, Minnetonka, MN 55305.

(d)-(e) During the last five years, Mr. Berman has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Berman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Berman received 274,992 shares from his former spouse in 2011 pursuant to a marriage dissolution agreement. All other shares were purchased by Mr. Berman with personal funds.

Item 4.	Purposes of Transaction.

The shares of common stock of Golden subject to this Statement are held by Mr. Berman solely for investment purposes. Although Mr. Berman has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of Golden if and when he deems it appropriate. Mr. Berman may formulate other purposes, plans or proposals relating to any of such securities of Golden to the extent deemed advisable in light of market conditions, investment policies and other factors.

As stated in Item 6, Mr. Berman has entered into certain agreements in connection with the Merger (as such term is defined in Item 6) that have an effect on the control of Golden following the consummation of the Merger. Other than as disclosed in Item 6, Mr. Berman has no current plans or proposals which would relate to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a), (b) Mr. Berman beneficially owns and has sole voting power and sole power to dispose with respect to 2,419,475 shares of Common Stock, including:

(i)	1,830,833 shares held by the Lyle A. Berman Revocable Trust;

(ii)	options to purchase 211,739 shares that may be exercised within 60 days;

(iii)	211,403 shares held by Berman Consulting Corp. (a Minnesota corporation wholly-owned by Mr. Berman); and

(iv)	161,500 shares held by Berman Consulting Corp.’s profit sharing plan.

Mr. Berman holds 11.1% of Golden’s common stock. Based upon the most recently filed Form 10-Q, Golden had 13,391,578 shares outstanding as of July 27, 2015, and 8,229,908 shares of common stock were issued in the Merger effective July 31, 2015, resulting in an aggregate 21,621,486 shares outstanding.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Agreement, Understandings With Respect to Securities of the Issuer.

On July 31, 2015, pursuant to an Agreement and Plan of Merger dated as of January 25, 2015, as amended on June 4, 2015 (the “Merger Agreement”), by and among Golden, LG Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of Golden (“Merger Sub”), Sartini Gaming, Inc., a privately-held Nevada corporation (“Sartini Gaming”), and The Blake L. Sartini and Delise F. Sartini Family Trust Gaming (the “Sartini Stockholder”), as the sole stockholder of Sartini Gaming, the Merger Sub merged into Sartini Gaming (the “Merger”). In the Merger, all issued and outstanding shares of capital stock of Sartini Gaming (the parent company of a group of gaming companies) were converted into the right to receive 8,229,908 shares of Golden common stock. The number of shares issuable in the Merger is subject to adjustment in certain circumstances described in the Merger Agreement. As a result of the issuance of the shares to Sartini Gaming in the Merger, the percentage of Golden’s outstanding common stock beneficially owned by Mr. Berman was reduced from 17.7% to 11.1%.

As of the effective date of the Merger, Mr. Berman was no longer Chairman and Chief Executive Officer, but he continues to serve as a member of the Board of Directors under the arrangements described below. Mr. Berman also executed a three-year consulting agreement with Golden. Pursuant to Mr. Berman’s previous employment agreement with Golden, as a result of the consummation of the Merger, unvested stock options to purchase 10,000 shares of common stock held by Mr. Berman automatically became immediately exercisable.

The Merger Agreement and certain other agreements entered into in connection with the Merger have an effect on the control of Golden following the consummation of the Merger.

Merger Agreement. Under the terms of the Merger Agreement, as of the effective time of the Merger, the Board of Directors of Golden consists of seven directors, including Mr. Berman. Under the Merger Agreement, Golden will cause all such designated persons (or their respective replacements designated by Golden or the Sartini Stockholder, as applicable) to be re-nominated for election to the Golden Board of Directors at each of the annual meetings of Golden shareholders that occurs during the 36 months following the effective time of the Merger.

Voting and Support Agreement. In connection with the entry into the Merger Agreement, and as an inducement to Sartini Gaming’s and the Sartini Stockholder’s willingness to enter into the Merger Agreement, on January 25, 2015, Golden and Sartini Gaming entered into a Voting and Support Agreement (as amended on June 4, 2015, the “Voting and Support Agreement”) with Mr. Berman, Berman Consulting Corporation, Berman Consulting Corporation Profit Sharing Plan, Lyle A. Berman Revocable Trust, Bradley Berman Irrevocable Trust, Julie Berman Irrevocable Trust, Amy Berman Irrevocable Trust, and Jesse Lynn Berman Irrevocable Trust (the “Shareholders”). Under the Voting and Support Agreement, the Shareholders agreed, among other things, to be counted for the purposes of determining a quorum at the shareholder meeting called to approve the issuance of common shares to the Sartini Stockholder in connection with the Merger and to vote in favor of such share issuance.

Shareholders’ Agreement. In connection with the entry into the Merger Agreement, and as an inducement to Sartini Gaming’s and the Sartini Stockholder’s willingness to enter into the Merger Agreement, on January 25, 2015, Golden entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) with the Sartini Stockholder and the Shareholders with respect to representation on the Board of Directors of the combined company after consummation of the Merger and certain related matters. Under the Shareholders’ Agreement, Golden has agreed to appoint the initial directors required to be appointed at closing under the Merger Agreement and, for a period of three years following the Merger, to nominate certain director designees for election to the Board of Directors. The director designees to be nominated are:

•	Timothy Cope (or another individual if Mr. Cope is unable or unable) and two other individuals (but not more than two) designated by Mr. Berman and one of whom may be Mr. Berman (at least one of whom must be “Independent” under NASDAQ Marketplace Rules). In the event that Mr. Berman is unwilling or unable to provide designees, these directors shall be designated by the Nominating Committee of Golden;

•	three individuals (but not more than three) designated by the Sartini Stockholder (at least two of whom must be “Independent” under NASDAQ Marketplace Rules); and

•	one individual (but not more than one) jointly designated by Mr. Berman and the Sartini Stockholder (such individual must be “Independent” under NASDAQ Marketplace Rules).

Golden has also agreed to use commercially reasonable efforts to fill any vacancies on the Board of Directors with another designee designated by the applicable designating party. Further, Golden has agreed that, subject to applicable law or NASDAQ rules, it will cause Blake Sartini, to the extent that he is a director of Golden, to serve as Chairman of the Board. For a period of three years following the Merger, each of the Shareholders and the Sartini Stockholder have agreed to vote any shares of Golden common stock held by them in favor of the foregoing director designees and have further provided irrevocable proxies with respect to the foregoing director elections. Further, the Shareholders and the Sartini Stockholder have agreed, with certain exceptions, not to transfer, proxy, enter into voting agreements, or otherwise take actions which may interfere with their ability to comply with their obligations under the Shareholders’ Agreement.

NOL Preservation Agreement. On July 31, 2015, pursuant to the Merger Agreement, Golden entered into the NOL Preservation Agreement (the “NOL Preservation Agreement”) with the Sartini Stockholder and the Shareholders. The NOL Preservation Agreement is intended to help minimize the risk that there will be an “ownership change” within the meaning of Section 382 of the Code that would limit the combined company’s ability utilize its NOLs to offset future taxable income. Under the NOL Preservation Agreement, subject to certain exceptions, for a period of up to three years after closing of the Merger, among other matters, the Sartini Stockholder will be prohibited from acquiring additional shares of Golden common stock and the Shareholders will be prohibited from acquiring additional shares of Golden common stock or transferring or encumbering their shares of Golden common stock if it would result in such an “ownership change.” In addition, each of the Shareholders has agreed not to margin in excess of 25% of the total value of the shares held by such shareholder during the term of the NOL Preservation Agreement. Under the NOL Preservation Agreement, Mr. Berman has also agreed that, in the event of a breach of the NOL Preservation Agreement by any Shareholder, he will resign as a director of Golden, he will not be permitted to nominate himself as a candidate for election to the Golden Board of Directors under the Shareholders’ Agreement, and such breach will constitute “Cause” for termination under his consulting agreement with Golden.

Other than as stated above, Mr. Berman has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of Golden, including, but not limited to, transfer or voting of any securities of the Golden, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Exhibits.

2.1	Agreement and Plan of Merger by and among Golden Entertainment, Inc., LG Acquisition Corporation, Sartini Gaming, Inc., and The Blake L. Sartini and Delise F. Sartini Family Trust, dated as of January 25, 2015 (incorporated by reference to Golden’s Form 8-K filed on January 26, 2015)

2.2	First Amendment to Agreement and Plan of Merger by and among Golden Entertainment, Inc., LG Acquisition Corporation, Sartini Gaming, Inc., and The Blake L. Sartini and Delise F. Sartini Family Trust, dated as of June 4, 2015 (incorporated by reference to Golden’s Form 8-K filed on June 4, 2015)

10.1	Voting and Support Agreement by and among Golden Entertainment, Inc., certain shareholders of Golden Entertainment, Inc., and Sartini Gaming, Inc., dated as of January 25, 2015 (incorporated by reference to Golden’s Form 8-K filed on January 26, 2015)

10.2	Shareholder Agreement by and among Golden Entertainment, Inc., certain shareholders of Golden Entertainment, Inc., and The Blake L. Sartini and Delise F. Sartini Family Trust, dated as of January 25, 2015 (incorporated by reference to Golden’s Form 8-K filed on January 26, 2015)

10.3	Amendment No. 1 to Voting and Support Agreement by and among Golden Entertainment, Inc., certain shareholders of Golden Entertainment, Inc., and Sartini Gaming, Inc., dated as of June 4, 2015 (incorporated by reference to Golden’s Form 8-K filed on June 4, 2015)

10.4	NOL Preservation Agreement by and among Golden Entertainment, Inc., certain shareholders of Golden Entertainment, Inc., and The Blake L. Sartini and Delise F. Sartini Family Trust, dated as of July 31, 2015 (incorporated by reference to Golden’s Form 8-K filed on August 4, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2015	/s/ Lyle Berman
Lyle Berman